Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following newsletter was posted to AMR Corporation’s intranet on March 20, 2013.

Arrivals New American Arriving

Arrivals def . Creating a Premier Global Carrier

Feb. 20, 2013 American Airlines & US Airways Merger Update Publication Issue 1

Welcome to Arrivals!

Welcome to our inaugural issue of Arrivals, a new weekly newsletter that will provide updates and insights about our merger with American Airlines . Over the next few months, Arrivals will be an important resource for information about the merger process, as well as features and fun facts that will help you get to know the new American . This is an exciting time and we’re looking forward to sharing it with you .

Launch day arrives with success

The US Airways and American teams spent a great Valentine’s Day around the country talking to employees, elected officials, travelers and other key stakeholders about the transaction. We’ve been very pleased with the support the merger has received so far. People both inside and outside US Airways recognize the compelling rationale of our combination and the significant benefits it can deliver to all stakeholders. Here are some highlights from the tour:

Dallas — Doug and Tom share the spotlight

CEO Doug Parker and American Airlines CEO Tom Horton co-hosted an investor call and press conference to discuss the merger on Thursday, Feb . 14 . The pair shared the press conference stage and media interviews that morning . Doug will become CEO of the new American Airlines while Tom will serve as Chairman of the combined airline’s Board of Directors until the first annual meeting of shareholders. Tom and Doug told employees, media and financial analysts and investors the merger represents a great outcome for the employees, customers, communities and other stakeholders of both companies .

Doug Parker and Tom Horton share a laugh during a press

“What I’m happiest about…is what [this merger] means for conference to discuss the merger. A replay is available on the hard-working people of both companies. Employees newamericaarriving.com from both companies have demonstrated their enthusiasm for this merger and played a significant role in facilitating the combination. We’ll be able to offer good jobs and greater opportunities as a stronger airline. And together, we’ll provide a path for improved compensation and benefits, more places for our people to fly to and a more secure future for all of our employees.”

- Doug Parker

INSIDE

Fly the world: Interim reciprocal non-rev travel policy . pg 3

Divide, conquer and communicate . . . . . . . . . . . . pg 3 Doug Parker and Tom Horton greet members of the Allied Pilots Association and US Airways Pilots Association following

Frequently Asked Questions . . . . . . . . . . . . . . . pg 4 the press conference.

And now, the Lovely Legal Language . . . . .. . . . . . pg 5

Send your questions to corporate.communications@usairways.com

0

Launch day arrives with success, cont.

Phoenix — Doug hosts US Airways employee Town Hall

Doug and other senior leaders answered questions about the merger at an employee Town Hall in PHX Thursday evening . Missed the meeting? An audio and video replay are now available on wings .

New York — Analysts gather for lunch

President Scott Kirby, CFO Derek Kerr and Managing Director, Investor Relations, Dan Cravens, along with American Airlines team members CFO Bella Goren, Chief Commercial Officer Virasb Vahidi, Chief Restructuring Officer Bev Goulet and Managing

Director, Investor Relations, Greg Schwendinger gathered to talk about the historic announcement over lunch with airline analysts and investors. The financial community has reacted positively to news of a merger and it’s clear they understand the rationale for a combination .

“To us, it feels like Christmas morning. Analysts and “American has built a very strong franchise to Latin investors had close to a year to contemplate an LCC-AMR America and Europe, and US Airways brings a lot to the merger. We went to bed excited, tossed and turned, and table along the East Coast.” woke before the alarm… LCC-AMR has spent the past – Ray Neidl, Analyst, Maxim Group (Feb. 14, 2013) year courting labor and the two airlines share similar IT infrastructure (notably, Sabre). Given that labor and IT are “It should be positive for the employees and it should be typically the most problematic areas of integration, we positive for the communities that the airlines serve.” expect a reasonably smooth process from here.” – Michael Boyd, President, The Boyd Group (Feb. 14, 2013)

– Jamie Baker, Analyst, JPMorgan (Feb. 14, 2013)

Vice President, PHL Hub, Bob Ciminelli (second from left) was Vice President, CLT Hub, Terri Pope (third from left) was joined joined by American Vice President, Network Planning, Chuck by American Vice President, Customer Care, Don Langford Schubert (far left) and AA PHL Station Manager Jimmy Brooks (center).

(far right).

Send your questions to corporate.communications@usairways.com 2

Fly the world: Interim reciprocal non-rev travel policy

This week we shared details of an interim reciprocal Interim reciprocal non-rev travel policy overview travel program with American Airlines, effective March Active employees, retirees, spouses or domestic partners

1, for active employees of mainline US Airways, PSA and and dependent children will have unlimited travel at deeply Piedmont, retirees, spouses, domestic partners, registered discounted zone-based fares on both carriers using electronic guests/companions and eligible pass travelers according tickets . to each carrier’s existing travel programs. The interim travel agreement does not include reciprocal guest pass Parents and registered guests/companions will have limited travel privileges. travel at the same deeply discounted zone-based fares .

Complete program details, FAQs and a Boarding will be done by time of check in after each respective carrier’s own employees, but before OAL employees . list of unique cities can be found on Wings. The interim travel agreement is restricted to travel in the economy (coach) cabin .

The dress code in economy (coach) cabin on both American and US Airways will continue to be casual .

Did You Know?

American serves 130 cities not served by US Airways. Travelers can enjoy a far expanded route network, stretching

US Airways serves 62 cities not served by American. to all corners of North America, plus South America, Europe, Hawaii, the Caribbean and the Far East .

Divide, conquer and communicate

Senior leaders from American Airlines and US Airways took the news out on the road on Day 1, visiting with employees, media and other stakeholders in the hubs and operational centers of both companies to highlight the benefits of our two complementary networks.

Pittsburgh

Chicago New York Philadelphia

Washington, D.C.

Los Angeles

Phoenix Tulsa Charlotte

Dallas-Ft. Worth

Miami

Send your questions to corporate.communications@usairways.com 3

Frequently Asked Merger Questions

Both airlines held employee events on Feb. 14, with members of senior leadership speaking to many frontline employees. The senior leadership team appreciated the questions and general sentiment of excitement about our future. There were many similar questions about timing, integration and changes to operations in the coming months. While it’s still too early to answer many of the questions at this point, we’ve addressed some of the top inquiries below. Above all, keep in mind that it remains business as usual as we move through this process. For the time being, nothing has changed – and we’ll be sure to keep you informed if or when it does.

Q. What is the general sentiment among employees of both and court approvals, we can file for a single operating certificate, airlines about the merger? which will take roughly 18 months from closing to obtain . A . Across the board, we have encountered tremendous excitement from the employees of both American Airlines and US Airways . Q. Will you be downsizing any hubs, reservation centers or Both companies consist of professional, talented people who are facilities? dedicated to getting customers get where they’re going safely, A . This is a merger premised on growth . Our synergies are comfortably and promptly. derived primarily from the revenue benefits of American Airlines’ and US Airways’ complementary networks . Importantly, Q. When will the headquarters migrate to DFW? What we expect to maintain all hubs and service to all our current operations will remain in PHX? destinations .

A. We plan to maintain a significant corporate and operational presence in PHX . PHX is an important part of our history and Q. What will happen to the American Airlines and we will maintain our commitment to this important community . US Airways branding and livery?

That said, we’ve only just announced this agreement, and the A . American Airlines is one of the most iconic brands in timing and specifics of these steps are still up in the air. We will the world, and we are excited to operate under that globally communicate the details of the move with all employees when the recognized brand name. More specific branding and livery time comes . decisions will be made in due course as we move forward in the integration-planning process .

Q. When will US Airways and American Airlines be working under a single operating certificate?

A . Until the transaction closes, we will continue to operate as two independent companies . Once the merger clears regulatory

And now, the Lovely Legal Language

Following is legal language, which we’re required to print on each internal and external publication related to the merger. And Additional Information and Where To Find It no, there won’t be a pop quiz. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval . The proposed merger transaction between AMR

Cautionary Statement Regarding Corporation (“AMR”) and US Airways Group, Inc . (“US Airways”) Forward-Looking Statements will be submitted to the stockholders of US Airways for their This document includes forward-looking statements within the consideration. AMR expects to file with the Securities and Exchange meaning of the Private Securities Litigation Reform Act of 1995 . Commission (“SEC”) a registration statement on Form S-4 that will These forward-looking statements may be identified by words include a prospectus of AMR and a proxy statement of US Airways, such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file “estimate,” “plan,” “project,” “could,” “should,” “would,” other documents with the SEC regarding the proposed transaction . “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast”

INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE and other similar words . These forward-looking statements are

URGED TO READ THE PROXY STATEMENT, PROSPECTUS based on AMR’s and US Airways’ current objectives, beliefs AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED and expectations, and they are subject to significant risks and WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY uncertainties that may cause actual results and financial position and WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL timing of certain events to differ materially from the information CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED in the forward-looking statements . The following factors, among TRANSACTION . Investors and security holders will be able to obtain others, could cause actual results and financial position and timing free copies of the proxy statement, prospectus and other documents of certain events to differ materially from those described in the containing important information about AMR and US Airways, once forward-looking statements: failure of a proposed transaction to such documents are filed with the SEC, through the website maintained be implemented; the challenges and costs of closing, integrating, by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of restructuring and achieving anticipated synergies; the ability to charge on US Airways’ website at www .usairways .com or by directing retain key employees; and other economic, business, competitive, a written request to US Airways Group, Inc ., 111 West Rio Salado and/or regulatory factors affecting the businesses of US Airways and Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal AMR generally, including those set forth in the filings of Affairs. Copies of the documents filed with the SEC by AMR, when

US Airways and AMR with the SEC, especially in the “Risk and if available, can be obtained free of charge on AMR’s website at Factors” and “Management’s Discussion and Analysis of Financial www .aa .com or by directing a written request to AMR Corporation, Condition and Results of Operations” sections of their respective P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, annual reports on Form 10-K and quarterly reports on Form 10-Q, Texas 75261-9616, Attention: Investor Relations or by emailing their current reports on Form 8-K and other SEC filings, including investor .relations@aa .com . the registration statement, proxy statement and prospectus . Any forward-looking statements speak only as of the date hereof or as of US Airways, AMR and certain of their respective directors, executive the dates indicated in the statements . Neither AMR nor officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US US Airways assumes any obligation to publicly update or Airways in connection with the proposed transaction . Information supplement any forward-looking statement to reflect actual results, about the directors and executive officers of US Airways is set forth changes in assumptions or changes in other factors affecting these in its proxy statement for its 2012 annual meeting of stockholders, forward-looking statements except as required by law . which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Stay in the Know Report on Form 10-K for the fiscal year ended December 31, 2011, We’ll continue sending you updates to keep you informed . In which was filed with the SEC on February 15, 2012. These documents the meantime, please visit: can be obtained free of charge from the sources indicated above . Other information regarding the participants in the proxy solicitation and a

Wings (wings .usairways .com) description of their direct and indirect interests, by security holdings or www.newAmericanarriving.com – a website dedicated otherwise, will be contained in the prospectus and proxy statement and to the new American Airlines that features relevant other relevant materials when and if filed with the SEC in connection employee info and will be regularly updated with the proposed transaction .

Follow us on Twitter at @USAirways and

@USemployees, and on Facebook at US Airways Arrivals Feb. 20, 2013 ISSUE 1

Questions: corporate .communications@usairways .com

Editor: Bill McGlashen, william.mcglashen@usairways.com past issues available on Wings

Permission to use quotes neither sought nor obtained.

Send your questions to corporate.communications@usairways.com 5

Send your questions to corporate.communications@usairways.com 4